Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Bindley Western Industries, Inc.
                                                     Commission File No. 0-11355



[CARDINAL HEALTH LOGO]


                                                           7000 Cardinal Place
                                                           Dublin, OH 43017

                                                           www.cardinal.com

NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE

CARDINAL HEALTH
Media Contact:      Geoffrey Fenton, 614-757-7871
Investor Contact:   Stephen T. Fischbach, 614-757-7067

BINDLEY WESTERN
Media / Investor    Paul Blair, 317-704-4305


              HART-SCOTT-RODINO ANTITRUST REVIEW PERIOD EXPIRES FOR
              -----------------------------------------------------
                  CARDINAL HEALTH ACQUISTION OF BINDLEY WESTERN
                  ---------------------------------------------


           BINDLEY WESTERN SHAREHOLDER VOTE SET FOR FEBRUARY 14, 2001

DUBLIN, OHIO AND INDIANAPOLIS, JANUARY 8, 2001 - Cardinal Health, Inc. (NYSE:
CAH) and Bindley Western Industries, Inc. (NYSE: BDY) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired with respect to the proposed acquisition of Bindley Western by Cardinal Health. As previously announced, Bindley Western agreed to be acquired by Cardinal Health in a stock-for-stock transaction.

In addition, Bindley Western announced that the record date for its meeting of shareholders to consider the merger transaction has been set for the close of business on January 11, 2001 and that the meeting of its shareholders is scheduled to be held on February 14, 2001. Proxy materials for the Bindley Western shareholder meeting should be mailed to shareholders later this week. Completion of the proposed merger transaction remains subject to satisfaction or waiver of the conditions set forth in the merger agreement between Cardinal Health and Bindley Western previously announced on December 4, 2000.

Cardinal Health, Inc. (www.cardinal.com) is a leading provider of products and services supporting the health-care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. The company, which is headquartered in Dublin, Ohio, employs more than 42,000 people on five continents and produces annualized revenues approaching $30 billion.


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CARDINAL HEALTH, BINDLEY WESTERN
PAGE 2


Bindley Western (www.bindley.com) provides a synergistic array of cost-effective pharmaceutical and supply channel management products. Customers include retail chain and independent pharmacies, supermarkets and mass retailers with their own pharmacies, hospitals, clinics, HMOs, and managed care organizations, all of which are dedicated to lowering the cost of health care and improving the quality of patient care.

                  ---------------------------------------------

EXCEPT FOR HISTORICAL INFORMATION, ALL OTHER INFORMATION IN THIS NEWS RELEASE CONSISTS OF FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE FORWARD-LOOKING INFORMATION AND STATEMENTS IN THIS NEWS RELEASE ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF CARDINAL HEALTH AND BINDLEY WESTERN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, ANTICIPATED OR IMPLIED. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DISCUSSED OR IDENTIFIED IN THE PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) MADE BY CARDINAL HEALTH AND BINDLEY WESTERN; RISKS AND UNCERTAINTIES WITH RESPECT TO THE PARTIES' EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENT OF THE MERGER, THE VALUE OF THE MERGER CONSIDERATION, GROWTH OPPORTUNITIES, EARNINGS ACCRETION, COST SAVINGS, REVENUE ENHANCEMENTS, SYNERGIES AND OTHER BENEFITS ANTICIPATED FROM THE TRANSACTION; THE COSTS AND EFFECTS OF GOVERNMENT REGULATION AND LEGAL AND ADMINISTRATIVE PROCEEDINGS AND DIFFICULTIES RELATED TO INTEGRATING THE BUSINESSES, AND THE EFFECT OF ANY CHANGES IN CUSTOMER AND SUPPLIER RELATIONSHIPS, GENERAL CONSUMER PERCEPTIONS OF HEALTH-RELATED CONCERNS OR THE DISTRIBUTION OUTSOURCING PATTERN FOR HEALTH-CARE PRODUCTS AND/OR SERVICES AND OF GENERAL ECONOMIC CONDITIONS SUCH AS CHANGES IN INTEREST RATES AND THE PERFORMANCE OF THE FINANCIAL MARKETS, CHANGES IN DOMESTIC AND FOREIGN LAWS, REGULATIONS AND TAXES, CHANGES IN COMPETITION AND PRICING ENVIRONMENTS, AND GENERAL MARKET AND INDUSTRY CONDITIONS.

INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF SHAREHOLDERS OF BINDLEY WESTERN IN CONNECTION WITH THE PROPOSED MERGER, AND THEIR INTERESTS IN THE SOLICITATION, ARE SET FORTH IN A SCHEDULE 14A FILED ON DECEMBER 4, 2000 WITH THE SEC. CARDINAL HEALTH AND BINDLEY WESTERN FILED PRELIMINARY PROXY MATERIALS WITH THE SEC ON DECEMBER 22, 2000 AND WILL BE FILING A DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING THE PRELIMINARY PROXY MATERIALS), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY CARDINAL HEALTH MAY BE OBTAINED FREE OF CHARGE BY CONTACTING CARDINAL HEALTH, INC., 7000 CARDINAL PLACE, DUBLIN, OHIO 43017,
(614) 757-5000. DOCUMENTS FILED WITH THE SEC BY BINDLEY WESTERN WILL BE AVAILABLE FREE OF CHARGE BY CONTACTING BINDLEY WESTERN INDUSTRIES, INC., 8909 PURDUE ROAD, INDIANAPOLIS, INDIANA 46268, (317) 704-4000. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


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